[redacted]

14049654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 10 2014
Washington DC
404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIC Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8355 East Hartford Drive, Suite 102
(No. and Street)

Scottsdale (City) Arizona (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Kries (480) 543-1516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Avenue, Suite 900 (Address) Phoenix (City) Arizona (State) 85004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim Kries, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIC Distributors, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORRAINE SIMMS
Notary Public - State of Arizona
MARICOPA COUNTY
My Commission Expires
August 11, 2017

Signature

President/Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIC Distributors, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2013

BIC Distributors, LLC

Table of Contents

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
SMC

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

INDEPENDENT AUDITORS' REPORT

To the Member of
BIC Distributors, LLC

We have audited the accompanying financial statements of BIC Distributors, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, member's capital, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BIC Distributors, LLC as of December 31, 2013, and the results of its operations, member's capital, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule II, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II are fairly stated in all material respects in relation to the financial statements as a whole.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 28, 2014

BIC DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets		
Cash and cash equivalents	$	191,626
Accounts receivable		73,629
Prepaid expense		15,650
Property and equipment, net		13,663
Deposits		4,028
Total assets	$	298,596
Liabilities and member's capital		
Liabilities		
Accounts payable and accrued expenses	$	20,553
Deferred rent		7,421
Total liabilities		27,974
Member's capital		270,622
Total liabilities and member's capital	$	298,596

BIC DISTRIBUTORS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2013

Revenues		
Commission income	$	712,738
Administrative income		540,108
Total Revenue		1,252,846
Expenses		
Advertising and promotion	$	7,864
Bank charges		429
Commissions		231,752
Contract labor		74,479
Depreciation expense		1,984
Education and seminars		6,736
Employee benefits		217
Computer software		4,861
Insurance		27,981
Internet and web site		4,874
Licenses and fees		22,073
Office expense		7,499
Meals and entertainment		1,836
Payroll taxes		10,814
Professional services		17,290
Rent		47,265
Telephone		11,865
Travel		42,806
Wages		329,178
Total Expenses		851,803
Net Income	$	401,043

BIC DISTRIBUTORS, LLC
STATEMENT OF MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2013

Balance – December 31, 2012	$	308,097
2013 Net Income		401,043
2013 Member Distributions		(438,518)
Balance – December 31, 2013	$	270,622

BIC DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:		
Net income	$	401,043
Adjustments to reconcile change in net income to net cash from operating activities:		
Depreciation		1,984
Changes in assets and liabilities		
Accounts receivable		(1,600)
Prepaid expenses		7,399
Accounts payable and accrued expenses		(19,367)
Deferred rent		(2,526)
Net cash from operating activities		386,933
Cash flows from investing activities:		
Purchase of equipment		(8,868)
Net cash used by investing activities		(8,868)
Cash flows from financing activities:		
Member distributions		(438,518)
Net cash used by financing activities:		(438,518)
Net change in cash and cash equivalents		(60,453)
Cash and cash equivalents, beginning of year		252,079
Cash and cash equivalents, end of year	$	191,626

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES & USE OF ESTIMATES

Nature of Business

BIC Distributors, LLC (Company) is organized as a limited liability company under the laws of the State of Arizona and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker dealer in securities under the Securities Exchange Act of 1934. The Company operates one site in Scottsdale, Arizona.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. The allowance is determined based upon a review of the individual accounts outstanding, and prior collection experience. Management determined that no allowance was necessary as of December 31, 2013. Accounts receivable are unsecured and non-interest bearing.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets as follows:

Office Furniture and Fixtures	5 - 7 Years
Computers and Software	3 - 5 Years

Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments and renewals are capitalized when incurred.

Revenue Recognition

Revenue is recognized when it is reasonably estimable, earned, and is deemed to be collectible. Commissions are recorded on a trade-date basis as securities transactions occur. Commission income is derived from introducing retail broker-dealers to various investment programs. Administrative income represents fees charged to sales representatives to cover certain set-up costs, as well as fees charged to certain asset management groups.

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES & USE OF ESTIMATES (CONTINUED)

Income Taxes

Income taxes on Company taxable income are levied on the member at the member level. Accordingly, all federal and state taxable income and losses of the Company are recognized by a member on their respective tax return. Federal and state tax authorities generally have the right to examine and audit the previous three years tax returns. Currently, the Company has had no such examinations, and all three years remain open. Any interest or penalties assessed to the Company are recorded in operating expenses.

For the year ended December 31, 2013, there were no interest or penalties recorded in the accompanying financial statements.

During 2009, the Company implemented FASB ASC 470-10 (formerly Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes).* In accordance therewith, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2013 the Company had no uncertain tax positions.

Advertising

Costs for advertising are expensed as incurred.

Subsequent Events

The Company has evaluated subsequent events through February 28, 2014, the date which the financial statements were available to be issued.

NOTE 2 - CONCENTRATION

BIC Distributors, LLC conducts virtually all of its operations under contracts with eight different asset management companies. Currently, approximately 66% of this volume is transacted with one such company.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2013:

Office furniture and fixtures	$ 4,354
Computers and software	11,721
	16,075
Less: accumulated depreciation	(2,412)
Total	$ 13,663

Depreciation expense for the year ended December 31, 2013 was $1,984.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 5 - OPERATING LEASES

The Company signed a lease for office space in January 2012. Monthly payments range from $3,626 to $4,028. The lease runs from March 2012 through May 2015. Rent expense charged to operations for the year ended December 31, 2013 was $47,265.

Future minimum payments under these operating lease agreements are:

Year Ending December 31,	Amount
2014	$ 47,333
2015	20,142
Total	$ 67,475

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2013, the Company had the following net capital:

	2013
Net capital	$ 237,281
Excess net capital	$ 232,281
Aggregate indebtedness ratio	0.12 to 1

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company paid compensation of $240,000 to individuals who are members of BIC Group, LLC. BIC Group is the sole owner of BIC Distributors.

NOTE 8 - MEMBER'S CAPITAL

Member	Ownership Percentage
BIC Group, LLC	100%
	100%

BIC Distributors, LLC

SUPPLEMENTARY INFORMATION

BIC DISTRIBUTORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2013

	Schedule I
NET CAPITAL	
Total member's capital from the statement of financial condition	$ 270,622
Deductions	
Nonallowable assets:	
Prepaid expenses	15,650
Furniture and fixtures	13,663
Deposits	4,028
Haircuts on securities	-
Net capital	$ 237,281
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 232,281
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$ 232,281
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ 27,974
Ratio of aggregate indebtedness to net capital	.118 to 1
RECONCIIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5, as originally filed	$ 237,282
Adjustment - rounding	(1)
	$ 237,281
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$ 27,974
Adjustments	-
	$ 27,974

BIC DISTRIBUTORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
SMC

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

Independent Auditors' Supplementary Report on Internal Control

To The Member of
BIC Distributors, LLC

In planning and performing our audit of the financial statements of BIC Distributors, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons and recordation of the differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to it in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 28, 2014